

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
European Biotech Acquisition Corp.
Johannes Vermeerplein 9
1071 DV Amsterdam, Netherlands

> **Re: European Biotech Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2021**
> **CIK No. 0001841258**
> **Form S-1**
> **Filed February 17, 2021**
> **Amendment to Form S-1**
> **Filed March 4, 2021**
> **File No. 333-253220**

Dear Mr. Bravo Fernandez de Araoz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
Founder Shares, page 18

1. Please disclose here and throughout your registration statement that you may extend the deadline for completion of a business combination. The discussion should clarify that in such event you will provide public shareholders with an opportunity to redeem their

shares.

Conflicts of Interest, page 33

2.   Please expand your disclosure to disclose the difference in price per share paid for founders shares and public shares and the fact that founders shares and warrants will become worthless if you do not enter into a business combinations as conflicts of interest.

Redemption Rights for Public Shareholders on Completion of our Business Combination, page 99

3.   Please revise your disclosure to clarify whether shareholders will be able to redeem their shares if they abstain or vote for a proposed business combination.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Julie Sherman at 202-551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Derek Dostal